Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

January 11, 2017

Proposed Linde Merger Update Steve Angel

Additional Information and Where to Find It Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction. Participants in Solicitation Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Forward-looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2015, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Proposed Transaction Summary Governance Equal representation from Linde and Praxair on the New Holdco’s Board of Directors Wolfgang Reitzle, Chairman of the Board Steve Angel, CEO and Director Organization CEO based in Danbury, CT Corporate functions appropriately split between Danbury, CT and Munich, Germany To help achieve efficiencies for the combined company Domicile & Name New Holdco domiciled in a neutral European Economic Area (EEA); country (TBD) Required for a cross border stock exchange Retains Linde’s name globally Structure All-stock merger transaction Linde shareholders receive 1.540 shares in New Holdco for each Linde share exchanged To equalize our market capitalization Praxair shareholders receive one share in New Holdco for each Praxair share exchanged Linde and Praxair shareholders each own 50% of new company Stock Exchange Listings New company listed on New York and Frankfurt Stock Exchanges Seek inclusion in key indices (S&P 500 & DAX) Announcement Signing of a non-binding term sheet

Financial Highlights Based On LTM Results1 Combined2 Linde Praxair 1 Based on public filings. Linde’s figures based on EUR/USD exchange rate of 1.11 2 Combines Linde’s IFRS figures with Praxair’s US GAAP figures without any adjustments for inter-company eliminations, potential divestures and synergies 3 Before restructuring, cost reduction and other items as defined by both companies in their respective public filings Revenue $19.3 B $10.5 B $29.7 B Operating Profit Margin3 12.6% 22.5% 16.1% Operating Cash Flow $4.1 B $2.8 B $6.9 B Net Debt $8.0 B $9.2B $17.2 B Credit Rating A+ / A2 A / A2 A+/ A2 Assets $38.3 B $19.9 B $58.2 B Employees 65,276 26,657 91,933

Strategic Rationale Leverages individual strengths across larger global foot print More diverse and balanced portfolio exposed to long-term macro growth trends Strong positions in all key geographies and end markets Creates considerable value through synergies Strong balance sheet and cash flow with financial flexibility to invest in future growth Opportunity to optimize larger scale business over long-term Creates industrial gas leader A compelling transformative opportunity

Common Heritage



Linde
Carl Linde founds "Gesellschaft für Linde's Eismaschinen" in Wiesbaden
Carl Linde successfully liquefies atmospheric air; and receives a patent
Linde Air Products formed in US
Linde Air Products sold to Union Carbide
Regained rights to the name "Linde" in the US
Takeover of the Swedish gas company AGA
Acquired UK based BOC Group
Acquired US based Lincare
1879
1875
1895
1907
1917
1972
1987
1992
1995
1999
2000
2004
2006
2012
2013
2016
Acquired Yara CO2
Acquired NuCO2
Acquired Air Liquide's Germany business
Acquired Liquid Carbonic
Formation of Praxair – spun off Linde division from UCC
Linde Homecare Medical Systems formed in UCC; Spun off Linde's Homecare business as Lincare
Formation of Union Carbide (UCC); UCC takes over Linde's US business
Praxair

6 | Praxair Business Confidential | 1/11/2017

Risks & Mitigation Risks Distractions Mitigation Does not impact vast majority of people in the company Conflicting cultures Homogeneous businesses; locally managed Ambiguous leadership; not aligned Praxair takes operational lead One team, one objective, one operating model Shared values Regulatory approvals & divestitures Manageable

Timeline & Next Steps Long process with many steps Confirmatory due diligence Negotiation of Business Combination Agreement (BCA) Board approvals, BCA execution Financial (SEC / BaFin) and regulatory (antitrust agency) filings Shareholder approvals Final regulatory approvals and closing 2017 is business as usual

Key Messages Conduct business as usual – Linde is still a competitor Continue to execute well in our core businesses Embrace our core values Keep your teams informed

The following is a transcript of a video that was made available to employees of Praxair, Inc. on January 11, 2017: Employee Update on Potential Merger: Steve Angel	1

Steve Angel:

I want to talk to you today about the announcement that was made on December 20th regarding our intention to merge with Linde. And before I go through that, just a couple of points I want to make. Number one, some of you may have said, “Where did that come from? I didn’t know we were considering things like that.”

What you should know is that it’s incumbent on Praxair’s senior management team to make sure that we are evaluating all potential strategic alternatives. Obviously most of those that we look at, for one reason or another, we decide not to pursue. But it’s incumbent on us to make sure that we at least evaluate all potential strategic alternatives. That’s number one.

Number two, whenever I look at an opportunity, or particularly one of this size and scale, what I have to do is compare the value that would be created by this merger opportunity versus the value that we can create as a standalone company.

The way you have to look at the merger is if we’re going to be 50% of the merger, considering all of the value created in the merger, 50% of that number has to be greater than the value that would be created by Praxair pursuing its standalone strategy, which I described to you earlier.

And if the numbers are—and this is not all about the numbers—but let’s just say if everything included says that the value is the same pursuing a merger opportunity, then I wouldn’t do it. And the reason I wouldn’t do it is because there is a lot of risk, or there is more risk involved in pursuing something like a merger than there would be as a standalone.

So the differential in value has to be considerable, and the opportunity has to be very compelling from a value standpoint to go down this path.

Employee Update on Potential Merger: Steve Angel	2

So, again, we had an announcement. I think it’s important to start with that. What we announced was the signing of a non-binding term sheet. So think of this as a letter of intent. It is subject to many things. It is subject to confirmatory due diligence.

It is subject to completion of what they call a business combination agreement, which is a definitive agreement. You can think of it as a contract. It is subject to both boards’ approval. It is subject to shareholder approval on both sides of the aisle, and it’s also subject to regulatory approval. So it is the beginning of a long process; that is the point I really want to make here, and it is just a first step.

What is the structure of the merger? It’s an all-stock merger transaction. We’re not going to banks and borrowing a lot of money, adding a lot of debt to the balance sheet. The mechanics of it is that Linde shareholders receive 1.54 shares in “Holdco,” the new company, for each Linde share exchanged, and Praxair’s shareholders receive one share in the new Holdco for each Praxair share exchanged.

That doesn’t mean Linde gets a 54% premium. All that really means, or what that recognizes, is that Linde has far fewer shares outstanding than Praxair, and to get to approximately a 50/50 relationship, those are the mechanics that need to take place.

If you think about it in terms of premiums paid—and it’s hard for people to think about mergers, and mergers of equals, because there’s so few of those that have taken place—but if you were to think about an acquisition, when we talk about making an acquisition, oftentimes the premium required to buy the company is something on the order of 30%, 35%, perhaps higher.

In this case, because we had the higher market capitalization, although they have much higher assets, EBITDA, etc., we will, in essence, be awarding them a six percent premium to bring both relationships, to bring the two relationships to about a 50/50 equity stake in the new Holdco. So that’s what that means. Think of it as about a six percent premium that we paid for half of a combined company and all of the value that could be created versus what one might think from an acquisition standpoint.

Employee Update on Potential Merger: Steve Angel	3

You can see it says that the new company will be domiciled—that just means legally located—in a neutral European economic area, EEA, country to be determined. The reason this is the case is that this is required, legally required, to be able to affect a cross-border stock exchange. Otherwise we could not do this deal.

We will retain Linde’s name globally. Linde is a company that’s well over 100 years old. The name has been out there a long time. It has pretty strong brand equity around the world.

That doesn’t mean Praxair hasn’t created a lot of brand equity and brand awareness in its roughly 25 years of existence, but I think most people would admit that the Linde name is more well-recognized. They’re in more countries, they’re larger, and they have an engineering business, and, again, it’s Carl Linde that invented the cryogenics business.

Governance. There will be equal representation from Linde and Praxair on the new board of directors. Wolfgang Reitzle, who is the current chairman of Linde, will be the chairman in the new company, and I will be the CEO of the combined company and a director on the board.

Organization. I am based in Danbury, Connecticut today. I’ll continue to be based in Danbury, Connecticut, and what you can read into that is, from an operational standpoint, the company will be run out of Danbury, Connecticut.

You can see the next comment says, “Corporate Functions,” and I’m talking about corporate functions only, “appropriately split between Danbury, Connecticut and Munich, Germany, to help achieve efficiencies for the combined company.”

Employee Update on Potential Merger: Steve Angel	4

What this recognizes is that it’s not a takeover. It is a merger. So we need to have, or we should strive to have, some balance between the two organizations. It recognizes the fact that perhaps in certain areas they will be stronger than we are. In other areas we will be stronger than they are.

What it means is that we will continue to need people on both sides of the Atlantic to make sure that we can address all of the work requirements that are going to be there for the foreseeable future. And just because we may say that a function is led from Danbury or Munich, it doesn’t mean that the individual leading that function will be from that side of the house.

In other words, if we say that a function will be led from Munich, it doesn’t mean necessarily that a Linde person will lead that function. Because what we have to recognize is that to conduct a merger, to integrate properly, to have one team, one culture, we’re going to need to be moving people back and forth, relocating people on both sides of the ocean to make sure that we can create one team, one operating model, etc.

Now what I just described is a little bit of getting the cart before the horse, because all of this needs to be better-defined through the business combination agreement, and it really is an important part of the overall integration planning that needs to take place over the next year.

The bottom box just says, “Stock exchange listings.” Both companies will be dual-listed on the New York and Frankfurt stock exchanges, and you have to seek inclusion. It’s not automatic. But we’ll seek and receive inclusion in some of the key indices like the S&P 500 and their DAX.

What does the combined company look like? So you can see the company is separate across a few key metrics. I think it is interesting to people to see what a combined

Employee Update on Potential Merger: Steve Angel	5

company would look like. They are twice our size in revenue. So together, we are about a $30 billion company. Operating margins today: they are at 12.6%. They are way down, in part because their engineering business, which is about $2.5 billion or so of total sales, is at 8%, which is typical for that industry.

You can see our operating margins combined are about 16%, and you can look across that line and see what the potential opportunity is for the combined company in terms of what our objective should be, in terms of the operating margin we should have, or we should strive to achieve.

Operating cash flow. We’re both very strong cash flow generators. So that’s very positive in a combined company. You can see that they have less debt than we do. They are much bigger, but they have less debt than we do, combined about $17 billion. They have a very strong credit rating. We have a good credit rating. Together we would have a sterling credit rating.

Assets, again, they are twice our size in revenue. So it stands to reason that their assets would be about twice our size, $38 billion versus $20 billion for Praxair; $58 billion combined. Then, I think you can see a stark difference at the bottom in terms of number of employees. They have some 65,000 employees around the world. They operate in 100 countries.

Again, the engineering business is probably 8,000 or 9,000 of that. Their Lincare business is probably 10,000 or 12,000 of that number, but ninety-some-thousand employees combined. So obviously the combined company will have a lot of scale.

What is the strategic rationale? I think this is a very important page. Number one: this creates the industrial gas leader today, tomorrow, forever. We will be the undisputed industrial gas leader. It gives us the opportunity in a merger to leverage the individual strengths across a much larger global footprint when we combine the two companies. I

Employee Update on Potential Merger: Steve Angel	6

could talk about this probably for an hour, and I could get some people in the room and we probably could talk about it for days, but what are some of the individual strengths? I think clearly we are good at operational excellence. I think we are good in a lot of areas of engineering.

They have some expertise in the higher end of engineering, given the size and scale of some of the projects they do around the world. They have been known as a technology leader for a long time. We have a lot of technology, too, that I would say would be very additive in value that we can leverage across the combined entity.

If I think about some markets, I would say certainly in healthcare they’re stronger than we are. They have a huge healthcare presence, both in the U.S. and in Europe. If I think about metals and combustion, I would say we probably are the stronger player when it comes to that.

When I look at food and beverage, I think we both could argue we have strengths. If I look at plant designs, ASU plant designs, I think we are very strong at 2,000 tons and below, particularly with our product lines. I think they may be stronger in some of the higher end, some of the gas-only type of plants. Obviously they’re big in the sale of equipment business and the higher-end ASUs.

I think when it comes to energy solutions, they have been working on low-carbon technologies for some time, carbon capture and sequestration. They have been pushing hydrogen fueling for automotive in Germany and other places.

And I think just by the fact that they’ve been working on things we have chosen not to work on, they would have something to bring to bear in the combined entity. But again, this is a discussion I could have forever.

Employee Update on Potential Merger: Steve Angel	7

We will have strong positions in all key geographies and end markets. So I look at it from their perspective, they’re in North America. They are not nearly as strong in the U.S., Canada, and Mexico as we are. So that is something that they would covet quite naturally.

They have a very strong position in Eastern Europe and do quite well. We do not. The U.K., and regardless of how you feel about the U.K., it is a sizable economy and there are good growth opportunities in the U.K., particularly in some of the resilient markets going forward.

We do not have anything in the U.K. They have a very, very strong position in the U.K. And if I look at a place like Taiwan, which has been an electronics industry center of gravity for years, they have a very strong position in Taiwan and we have a small position in Taiwan. So those are some examples from a geographic standpoint.

From an end market standpoint, I alluded to this earlier. They have a very strong healthcare portfolio. We are more weighted towards metals and manufacturing, particularly in emerging markets. So we’ll have more balance, which leads me to the fourth bullet, a more diverse and balanced portfolio, which would mean more resiliency to the macro headwinds that we have been seeing and may continue to see in the future.

So I would argue we would have, together, a more resilient portfolio and better exposure to long-term macro growth trends, diverse and balanced. No market segment will be greater than 20%, and that would be healthcare in a combined portfolio.

Manufacturing, as large a segment as that is, would be no greater than 20% in a combined portfolio. So that’s what I mean by very diverse and nicely balanced.

Employee Update on Potential Merger: Steve Angel	8

In terms of exposure to looking macro growth trends, what are they?

Well, you may have your own opinion, but I would say certainly aging populations around the world, and their healthcare needs that they participate in, that we participate in as well. I think together we would be better-positioned from that long-term, macro growth trend standpoint.

Energy solutions, I talked a little bit about that. I think together we would be very well-positioned. We would be in every emerging market you can mention or think of going forward. That would be the third macro growth trend. And the fourth one, I would say, is digitalization.

They are working on digitalization, we are working on digitalization, but a key benefit of a merger is that you really get value for digitalization when you can take a technical solution and leverage it across a much larger footprint, where you can get the benefits of scale. Again, together with the combined work we’re doing on digitalization, I see an opportunity to really leverage that to our joint benefit.

“Creates considerable value through synergies.” We said in the announcement there are $1 billion of synergies. Cost is a big piece of that as we look at some of the overlap that we would have in certain areas.

There are some CAPEX opportunities as well where we operate in joint countries, and then clearly there are some revenue opportunities. But I would say largest is cost, followed by CAPEX, followed by revenue, and this is something that we will continue to flesh out and identify going forward.

But if you just go back and look at the chart that I showed in terms of the disparity in our operating margins, you can quickly do some math and understand what the potential could be. Again, we’re going to have a very strong balance sheet together. No debt is added.

Employee Update on Potential Merger: Steve Angel	9

We will have very strong cash flow, because independently we have strong cash flow, and then you add synergies to the equation, and we are going to have exceptionally strong cash flow going forward, which will give us an opportunity to invest basically in anything we want to invest in from a future standpoint, and obviously this will be good for shareholders as well.

And then, opportunity to optimize a larger-scale business over the long term – when I think about this, I think many of you would admit that we have done a good job optimizing Praxair. In fact, you might say that the ability to continue to optimize the business further is limited.

But you can look at the size of the joint business that I just described, and their number of employees, the size of their SG&A, the fact that they’re in 100 countries, etc. This would give us an opportunity to optimize a larger business over a long term. I’m not talking about three years or even five years. I’m talking about over the long term.

So for all of those reasons I think this is a very compelling, transformative opportunity for Praxair. We have a common heritage, and I didn’t really know exactly what this was until I asked somebody to lay it out for us. So at the top half of the page you can see Linde’s history, and the bottom side of the page you can see Praxair’s history.

I’m not going to go through every bullet on this page, but essentially you can see that, in the late 1800s, Carl Linde successfully liquefies atmospheric air, cryogenics, and receives a patent. In 1907 Linde formed—it was the Linde Air Products Business. It was formed in the United States during World War I.

Employee Update on Potential Merger: Steve Angel	10

That business was sold to Union Carbide. You can drop down to the bottom half of the page and you can see that, sometime in the late ‘80s Linde spun off the homecare business, which was known as Lincare. And ultimately, back in 2012, if I can jump around a second, you can see that Linde acquired the Lincare business. So now that’s back in the fold.

Praxair was formed in 1992, spun off from the Linde division at Union Carbide. We acquired Liquid Carbonic in ‘95. These are not all the acquisitions we’ve made. We’ve made some substantial acquisitions over the years.

But it’s interesting; when you go through our history, you can see that certainly we have a common heritage, and in many ways this is almost like reuniting a family that has migrated all over the world, kind of reuniting the family under one name.

What are some of the risks and what is some of the mitigation? The reason I put this on the chart – you’re going to read about things, people are going to say things, and I just want you to understand our perspective on this. One of the risks is that Praxair is going to be distracted with this merger.

I can promise you, for the vast majority of the people in this company, it’s going to be business as usual. You will not be impacted whatsoever by this merger opportunity. And when you see the timeline I’m going to show you, you’re going to understand that even if you wanted to be involved, there’s not much that you can even engage in for quite some period of time.

But the vast majority of people in this company are not going to be affected. You know, we’re a very strong business in the Americas. That’s not going to change going forward. And I think if you work in USIG, PDI, PST, Canada, and I can go on and on, your life is not going to be any different.

Employee Update on Potential Merger: Steve Angel	11

Conflicting cultures. People like to talk about it – it’s a German culture, it’s a U.S. company and an American culture. A lot of people will go back and they’ll compare the Daimler-Benz/Chrysler merger, which quite frankly was a disaster many years ago, to this Praxair/Linde opportunity. And let me just say a few things on that.

First of all—and they’ve even said this on the other side, “Once you get outside of Germany, and even once you get outside of Munich, nobody really cares about cultural issues.” And the reason really is that we run homogenous businesses.

And that’s just a fancy way to say oxygen is oxygen is oxygen around the world. Nitrogen is nitrogen, argon is argon. We’re not talking here about different car design philosophies, different operating philosophies in the automotive industry, or different user experiences. It’s nothing like that. The business is the same no matter where you go around the world, for the most part.

And the other key point to make is that these businesses are locally managed. Our product doesn’t travel. It’s not like we can make a car in one country and transport it to other countries, and therefore which car do we make in which country, and under whose design? We don’t have any of that stuff.

The businesses are locally managed, and that is because the product doesn’t travel. And if you just think about how we have organized, and been organized, for a long period of time, a big part of our success has been that we acknowledged that fact. And we make sure that we have strong teams on the ground under strong leadership that can optimize the value of our assets in that local geography. And that’s the secret to our business.

Another risk is ambiguous leadership, not aligned. I already said earlier we are going to take the operational lead in this entity, and that is very important, from my standpoint, to make sure that the business can be run the way it needs to be run so we can realize all of the potential of this merger.

Employee Update on Potential Merger: Steve Angel	12

So just to think very simply about this, what I think about is that we take the operational lead. There’s one team. It can be in multiple locations. We’re going to have one objective, primarily, which is to improve operating margin. We’re going to operate under one operating model, which is the model that you are very familiar with. We’ll certainly integrate their best practices, their capabilities. We would be foolish not to take advantage of that.

But it’s going to be the Praxair operating model. We have shared values. If you go look at their values statement, if you look at our values statement, you’ll see diversity. You’ll see integrity and ethics. You will see environmental stewardship. You will see community. All those things are very important to them, as they are to us. And the nice part of that is that it establishes a common foundation from which we can do all of these other things.

Regulatory approvals and divestitures. This is a long process. There is no breakup fee here for regulatory issues. And you have read about some mergers, some acquisitions, where one party had to write a huge check to the other party because they were not able to get regulatory approval.

In mergers of equals that is not the case. There are not breakup fees for regulatory approval. We think all this process is manageable. It’ll be a lot of work, but we put a lot of time into that before we ever took this step, and, again, we think it’s all very manageable.

Timeline and next steps. This is a long process and it has many steps. I talked earlier about confirmatory due diligence. We have to complete negotiation of the business combination agreement, which will take some months from today. We have to obtain board approvals. We have to execute this BCA.

Once you execute a BCA, that starts the clock in terms of the amount of time you have to prepare and submit proxy filings to the BaFin, which is their equivalent of the U.S.

Employee Update on Potential Merger: Steve Angel	13

SEC, also to our own SEC, and we have to prepare filings for and submit filings to the regulatory agencies.

We have to obtain shareholder approval. That would come later in the year. And then we have to obtain all regulatory approvals, and then close the transaction. So I would say, at the earliest, it is first quarter of 2018 when all this would take place. And what that means to all of us is that 2017 is really business as usual.

What are the key messages? Again, 2017 is business as usual. We have to continue to execute our base business, do all the things that we have to do and do them well. Linde is still a competitor. So we’re in a bit of a strange situation where we’re talking to them about a merger, but we’re still competing with them, and that has to be the case.

So if any of you have any questions about what you can talk about with your Linde counterpart, you must go through our legal counsel, and we’ll figure out a way that we can have whatever discussions, or not, that need to take place. Again, continue to execute well on our core business—I can’t say that enough—during the course of this year.

Embrace our core values. I think we’ve done a good job with that. I’m going to give awards to people, or to leaders, who have done a great job in certain areas like diversity and inclusion, integrity, ethics, compliance, community engagement, etc., all those core values that were on the earlier chart.

But I’m asking for all of you to make sure that you carry these core values close to your heart, and that everybody in this company knows when they look at their leaders, that the leaders believe in all our core values.

Then lastly, keep your teams informed. Communicate. Communicate what I just gave you. Obviously there will be more follow-up that takes place as we go through the

Employee Update on Potential Merger: Steve Angel	14

timeline that I laid out. This is the beginning of the process. It’s a first step. It’s an important first step, but it’s only a first step, and we have a lot more work to do to get home.

And we’ll keep you apprised of the situation. So quite naturally, whenever there’s an announcement like the one that we made on December 20th, there’s a lot of excitement. There’s some anxiety, probably, in certain areas. People naturally default to, “What does this mean to me.”

And I think the best way to address all of that is to make sure that we communicate what we know on a timely basis and be very transparent in what we know, and the things that we don’t know or really can’t say yet because we haven’t gotten into the integration process, we will say, “We don’t know yet.”

That’s really where we are in the process. So, again, a very exciting opportunity. Stay tuned. More to follow. Thank you.

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

Employee Update on Potential Merger: Steve Angel	15

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the

Employee Update on Potential Merger: Steve Angel	16

ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2015, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.